Exhibit 6.7

CONSULTING AGREEMENT
THIS CONSULTING AGREEMENT (this “Agreement”), dated effective as of August 1, 2017, is between VirtualArmour, Inc., a Colorado corporation (“Company”) and VirtualArmour, Ltd., a company organized under the laws of the United Kingdom (“Consultant”).
1.        Engagement; Services.  Company hereby agrees to engage Consultant as an independent contractor to perform the services set forth in one or more Statements of Work that may be attached hereto from time to time as Exhibit A (the “Services”) and to deliver the deliverables that may arise from the performance of the Services (the “Deliverables”).  Consultant hereby accepts such engagement upon the terms and conditions set forth herein.
2.        Term.  The term of Consultant’s engagement (the “Term”) shall commence as of the date first written above and shall expire 12 months thereafter.  The Term shall automatically renew for successive 12 month periods unless notice of termination is provided by either party at least sixty (60) days prior to the expiration of the then current term.  Notwithstanding the Term set forth above, either party may terminate this Agreement upon 12 months’ prior written notice to the party.  Notwithstanding the foregoing, either party may terminate this agreement for Cause, in such case the non-breaching party shall provide notice and a 20-day opportunity to cure such default, the agreement will terminate immediately on the expiry of the 20 days if such default is not cured.  VirtualArmour, Inc. will be responsible for and will indemnify the Consultant for any costs of terminating the employment of employees or subcontractors engaged in providing the Services (including without limitation redundancy costs), and other costs or liabilities incurred by the Consultant due to the termination of this Agreement (such as early termination of lease of the Consultant’s office space).  “Cause” shall mean either party materially breaching this agreement.
3.        Compensation Expenses.
3.1 As consideration for Consultant’s performance of the Services, the Company shall pay Consultant as set forth on Exhibit A.  Consultant shall invoice the Company within 10 days following the end of the previous calendar month.  Such invoice shall set forth the dates and hours worked by Consultant and the Services performed on such dates.  The Company shall pay such approved invoice within 20 days of receipt thereof.
3.2 The Company shall not withhold payroll, state, federal, social security, employment or any other taxes from any compensation paid to Consultant, and Consultant shall be solely responsible for payment of any such taxes and shall indemnify the Company for any failure by Consultant to pay such required taxes.  Moreover, the Company shall not provide any benefits to Consultant during the Term of this Agreement, including, without limitation, health insurance benefits.
3.3 During the term of this Agreement, the Company shall reimburse Consultant for all reasonable out-of-pocket expenses incurred by Consultant directly in connection with the Services performed by Consultant upon Consultant’s presentation to the Company of an itemized accounting of such expenses with reasonable supporting data; provided that Consultant shall obtain Company authorization prior to incurring any such expenses in the amount of $500.00 or more.  In addition, the Company shall reimburse Consultant for the monthly rent on Consultant’s office space, provided, however, that office space cannot be used for any other work or support any other people except for the Company.  VirtualArmour Ltd will provide said Service using employees and/or subcontractors, costs relating to such employees and subcontractors, including without limitation salaries, benefits and expenses will be classed as a business expense that VirtualArmour Ltd Company would be reimbursed by VirtualArmour, Inc.

4.        Confidentiality; Disclosure of Information.
4.1 Consultant recognizes and acknowledges that the Company’s trade secrets, know-how, intellectual property and proprietary information as they may exist from time to time, as well as the Company’s confidential business plans and financial data (collectively, “Confidential Information”) are valuable, special and unique assets of the Company’s business, access to and knowledge of which are essential to the performance of Consultant’s duties hereunder.  Consultant (including its employees and agents) shall not, during or after the term of its engagement with the Company, in whole or in part, disclose any Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, nor shall Consultant make use of any Confidential Information for its own purposes or for the benefit of any person, firm, corporation of other entity (except the Company) under any circumstances during or after the term of its engagement.  Confidential Information shall not include any information that Consultant can establish by competent proof:
(a) was known, other than under binder of secrecy, to Consultant prior to its engagement by the Company; or
(b) was passed into the public domain prior to or after its development by or for the Company, other than through acts or omissions attributable to Consultant.
4.2 Upon termination of its engagement hereunder, Consultant shall promptly return to the Company all originals and copies of any of the Company’s Confidential Information.
5.        Company Property.
5.1 Consultant shall assign to the Company its entire right, title and interest, in and to any of the following items:  (a) the Deliverables; and (b) all inventions, ideas, discoveries, intellectual property, and Improvements whether patented or unpatented, and any material subject to copyright, made or conceived by Consultant, solely or jointly, during the term of this Agreement or any extension hereof, arising out of or in connection with the Services conducted solely by, for or under the direction of the Company (the items described in (a) and (b) above shall be referred to collectively as the “Company Property”).  Consultant shall further acknowledge that the Company Property developed or produced by Consultant within the scope of its engagement, including, without limitation, the Deliverables, constitutes works made for hire and to the extent such does not constitute works made for hire under applicable law, Consultant agrees to assign all rights thereto to the Company.  Any such assignments shall be made by Consultant to the Company without additional consideration or compensation paid to Consultant.

5.2 Consultant shall communicate promptly and disclose to the Company, in such form as the Company may reasonably request, all information, details and data pertaining to any Company Property that Consultant is required to assign to the Company hereunder.
6.        Severability.  It is the desire and intent of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly, if any particular portion of this Agreement shall be deemed by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remainder of this Agreement shall not be affected thereby, and in lieu of such illegal, invalid or unenforceable provision, there shall be added as part of this Agreement, a provision as similar in terms as may be possible and be legal, valid and enforceable.
7.        Subcontractors.  Consultant shall not hire or employ any subcontractors to perform Consultant’s obligations under this Agreement without the Company’s prior written consent.  The Consultant will ensure that where required by VIRTUALARMOUR, Inc, any subcontractors hired or employed by Consultant to perform the Services, agree to provisions similar to those in Clauses 4.1.5 and 9 of this Agreement.  The Consultant shall be responsible for the performance of any such subcontractor, save where such performance is pursuant to the instructions or under the direction of VIRTUALARMOUR, Inc.
8.        No Partnership.  It is not the intention of the parties to create, nor shall this Agreement be construed as creating, a partnership, joint venture, agency relationship, employee-employer relationship or association, or render the parties liable as partners, co-venturers, agents, principals, employers or employees.
9.        Covenants Not to Compete or Interfere; Exclusivity; Use of Office Space.  During the Term and for a period of 12 months thereafter, Consultant shall not interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company and any of the Company’s customers, suppliers, lessors, lessees, employees, consultants, partners or investors.  During the term, the Consultant shall notify the Company if it intends or if it becomes aware that any of its employees intends to perform work for any other person or organization.  Notwithstanding the foregoing, the Consultant may not assist any other person or organization to compete with VIRTUALARMOUR, Inc.  Moreover, for so long as the Company is reimbursing Consultant for its office space, such office space cannot be used for any other work or to support any other separate engagements, which are prohibited under this Agreement.
10.        Company Furnished Equipment.  The Company shall provide Consultant with all equipment reasonably necessary for it to perform the Services.  All such equipment shall remain the property of the Company at all times and may not be used for any other purpose except to support the performance of the Services.

11.        Notices.  Any notices required or permitted hereunder shall be in writing and shall be personally delivered or sent by facsimile, mail, Federal Express or similar courier service, all of which shall be effective upon receipt.  Notices sent by mail or courier shall be addressed as follows:
If to the Company:
VIRTUALARMOUR, Inc.
Phone:  303-221-4934
Fax:  1-866-312-0722
 Attn:  President
If to Consultant:
VIRTUALARMOUR, Ltd.
Attn:  Andrew Douthwaite, VP of Managed Services
8 Marton Avenue
Middlesbrough
TS4 3SQ
 Telephone:  +441642424027
12.        Waiver of Breach.  A waiver by the Company or Consultant of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the other party.
13.        Counterparts.  The parties may execute this Agreement in any number of counterparts, each of which will be deemed an original.
14.        Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Colorado, USA and each of the parties hereby consents to exclusive personal jurisdiction in the state and federal courts of Colorado, USA.
15.        Compliance with Laws.  Consultant shall perform the Services hereunder in a professional and timely manner, and shall comply, at its sole cost and expense, with all applicable laws, rules, and regulations in connection therewith.
16.        Representations.  Consultant hereby represents to the Company that (a) it is legally entitled to enter into this Agreement and to perform the Services, (b) it has the full right, power and authority, subject to no rights of third parties, to perform its obligations hereunder and to grant to the Company the rights contemplated by Section 5 hereof free and clear of all liens, claims and encumbrances, and (c) the Common Property does not violate any proprietary or intellectual property rights of any third party.
17.        Indemnification.  Consultant agrees to indemnify, defend and hold harmless the Company against claims, losses, liabilities and demands the Company may suffer arising out of any claim that the Company Property violates any intellectual property or proprietary rights of any third party save where such violation is due to the acts or omissions of VIRTUALARMOUR, INC.

18.        Assignment.  Subject to the other terms hereof, this Agreement may not be assigned by either party, without the prior written consent of the other party; provided that either party may assign this agreement to an affiliate or any other party that acquires substantially all of the assets of that party.
19.        Entire Agreement.  This Agreement constitutes the entire agreement and supercedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, including any prior Consulting Agreements between the parties.
[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.
COMPANY:
VIRTUALARMOUR, INC.

By: /s/ Christopher Blissard

Name: Christopher Blissard

Title: Founder and Chairman

CONSULTANT:
VIRTUALARMOUR, LTD.

By: /s/ Andrew Douthwaite

Name: Andrew Douthwaite

Title: Director/VP Managed Services

EXHIBIT A
STATEMENT OF WORK (“Services”)
•	Provide pre/post sales technical support for all appliances and applications currently installed at VirtualArmour customers, and at new customer locations in the future.
•	Manage all aspects of the Managed Services organization
•	As Vice President of Managed Services responsible for business development
•	Active participant in the Management team
•	Provide technical pre-sales support on all Technology appliances and applications sold and supported by VirtualArmour.
•	Participate in preparing proposals for new sales opportunities.
•	Participate in presenting solutions for new sales opportunities.
•	Provide web-cast presentations/training for sales personnel, customers, our Master Agents and others as appropriate.
•
Provide technical network security consulting, and deliver Professional Security Services, including but not limited to network security assessment, network security design using all Technology appliances and applications sold and supported by VirtualArmour.

•	Implement and support network security solutions based upon all Technology appliances and applications sold and supported by Virtual Armour.
•	Obtain all required Technologies certifications to support the services sold by VirtualArmour.
•
Assist with making sure that all equipment and applications at the VirtualArmour Datacenters are properly maintained and configured so as to deliver availability to our customers per our SLA’s using our Managed Security Service.

•	Assist with making sure the Datacenters’ infrastructure (hardware and software) is properly documented.
•	Coordinate support activities with VirtualArmour employees or representatives, and other third parties as necessary to maintain all infrastructures at the Datacenters.
•	Provide Tier 2-Tier3 technical support for all VA customers who use the IP Applications HelpDesk 24x7 service.

•	Escalate problems to the appropriate Technical Assistance Centers and coordinate all parties involved with an escalated issue.
•	Assure the MSS for each customer meets the Service Level Agreement. Respond to customer inquiries in a timely manner, and according to the appropriate Service Level Agreement.
•
Provide regular status reports and other communications as required.  On a daily basis track all activities with company provided electronic tools to ensure VirtualArmour understands and develops proper time matrix on support of various clients and specific Juniper products.  This will allow VirtualArmour to manage and improve performance on a continuing basis.

•	Help guide VA in providing premier Managed Security Services and Solutions to our customers.
COMPENSATION:  In consideration of Consultant performing the Services, the Company shall pay Consultant at a flat rate of 112,500 GBP per Year with a commission of 2.5% on the gross profit related to the managed services revenue.  Such amounts will be paid in equal monthly installments and will accrue on a day-to-day basis.  The Company would agree to upgrade the monthly rates based upon performance.  The Company would outline timeline for both performance upgrades and certifications completions.  Both parties would agree to timelines.  Consultant will be paid for up to 28 days of vacation per calendar year.  There would be 23 days as default and 1 extra day for each 2-year period served.  All vacation time would need to be approved in advance from immediate supervisors.  Normal accrued time would be calculated at 15.2 hours per month.
DELIVERABLES:  All resulting work product from the performance of the Services.